STATE OF DELAWARE
CERTIFICATE FOR RENEWAL AND REVIVAL OF CHARTER

The corporation organized under the laws of Delaware, the charter of which was forfeited for failure to obtain a registered agent, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1. The name of this corporation is JAWZ, INC.

2. Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, City of Wilmington Zip Code 19801 County of New Castle the name of its registered agent is The Corporation Trust Company

3. The date the Certificate of Incorporation was filed in Delaware was 28 APRIL 2000.

4. The date when restoration, renewal, and revival of the charter of this company is to commence is the 2ND day of APRIL 2002, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

5. This corporation was duly organized and carried on the business authorized by its charter until the 3RD day of APRIL A.D. 2002 at which time its charter became inoperative and forfeited for failure to obtain a registered agent and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters the last and acting authorized officer hereunto set his/her hand to this certificate this 19th day of JUNE A.D. 2006

By: [signature]
Authorized Officer

Name: Paul Enright
Print or Type

Title: President, JAWS INC.

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:23 PM 06/19/2006
FILED 09:23 PM 06/19/2006
SRV 060590037 - 3220084 FILE

CERTIFICATE OF AMENDMENT
OF
*CERTIFICATE OF INCORPORATION
*****

(*If a Restated Certificate of Incorporation has previously been filed, insert "Restated" before "Certificate of Incorporation" wherever that term appears herein.)

SAWZ INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, **at a meeting duly held,** adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

(**If by written consent without a meeting, substitute the following in the above paragraph: "by the unanimous written consent of its members, filed with the minutes of the Board")

RESOLVED, that the Certificate of Incorporation of SAWZ INC. be amended by changing the NAME OF CORPORATION Article thereof so that, as amended, said Article shall be and read as follows:
PONDEROSA LUMBER, INC.

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given "unanimous" written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.**

(*Omit if not by unanimous written consent)

(**If written consent is not unanimous include the following "and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.")

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:23 PM 06/19/2006
FILED 09:23 PM 06/19/2006
SRV 060590041 - 3220084 FILE

(Following is optional; delayed effective date may not be later than 90th day after filing.)

FOURTH: That this Certificate of Amendment of the Certificate of Incorporation shall be effective on 20 JUNE 06.

IN WITNESS WHEREOF, said Director has caused this certificate to be signed by Paul Enright its President,* this 20th day of JUNE 06.

By President, [illegible] INC. (Title)

*Any authorized officer may execute this certificate.

Articles of Incorporation

OF

Ponderosa Lumber, Inc.

Pursuant to Delaware General Corporation Law, (Delaware CCL) code section 102, the individual named below causes these Articles of Incorporation to be delivered to the Delaware Secretary of State for filing, and states as follows:

ARTICLE I

The name of the Corporation shall be Ponderosa Lumber, Inc.

ARTICLE II

Authorized Shares

Section 1: <u>Number</u>. The aggregate number of shares which the Corporation shall have authority to issue is Fifty Million (50,000,000) Common Shares of one class, with unlimited voting rights, all with par value of $.001, and one million (1,000,000) Preferred Shares, all with no par value, to have such classes and preferences as the Board of Directors may determine from time to time.

Section 2: <u>Dividends</u>. Dividends in cash, property or shares of the Corporation may be paid upon the stock, as and when declared by the Board of Directors, out of funds of the Corporation to the extent and in the manner permitted by law.

ARTICLE III

Preemptive Rights

The holders of the capital stock of this Corporation shall not have the preemptive right to acquire additional unmissed Shares or treasury shares of the capital stock of this Corporation, or securities convertible into the shares of capital stock or carrying capital purchase warrants or privileges.

ARTICLE IV

Cumulative Voting

Cumulative Voting of shares of stock of the Corporation shall not be allowed or authorized in the election of the Board of Directors of the Corporation.

ARTICLE V

Provisions for the Regulation of the
Internal Corporate Affairs

The following provisions are inserted for the management of the business and for the regulation of the internal affairs of the corporation and the same are in furtherance of and not in limitation or exclusion of the powers conferred by law.

Section 1: Bylaws. The Board of Directors shall have the power to adopt, alter, amend or repeal, from time to time, such bylaws as it deems proper for the management of the affairs of the Corporation according to these Articles and the laws in such cases made and provided.

Section 2: Executive Committee. The Bylaws may provide for designation by the Board of Directors of an Executive Committee and one or more other committees, the personnel and authority of which and the other provisions relating to which shall be as may be set forth in the Bylaws.

Section 3. Place of Meetings. Both Stockholders' and Directors' meetings may be held either within or without the State of Delaware, as may be provided in the Bylaws.

Section 4: Compensation to Directors. The Board of Directors is authorized to make provisions for reasonable compensation to its members for their services as Directors. Any Director of the Corporation may also serve the Corporation in any other capacity and receive compensation therefor in any form.

Section 5: Conflicts of Interest. No transaction of the Corporation with any other person, firm or corporation, or in which this Corporation is interested, shall be affected or invalidated solely by: (a) the fact that any one or more of the Directors or Officers of this Corporation is interested in or is a director or officer of another corporation; or (b) the fact that any Director or Officer, individually or jointly with others, may be a party to or may be interested in any such contract or transaction.

Section 6: Registered Owner of Stock. The Corporation shall be entitled to treat the registered holder of any shares of stock of the Corporation as the owner thereof for all purposes, including all rights deriving from such shares, on the part of any other person, including, but not limited to, a purchaser, assignee or transferee of such shares or rights deriving from such shares, unless and until such purchaser, assignee, transferee or other person becomes the registered holder of such shares, whether or not the Corporation shall have either actual or constructive notice of the interest of such purchaser, assignee, transferee or other person. The purchaser, assignee or transferee of any of the shares of the Corporation shall not be entitled to: (a) receive notice the meeting of the Shareholders; (b) vote at such meetings; (c) sums payable to Shareholders, or (e) own, enjoy or exercise any other property or rights deriving from such shares against the Corporation, until such purchaser, assignee, or transferee has become the registered holder of such shares.

Section 7: Conduct of Business. The Corporation may conduct part or all of its business not only in the State of Delaware but also in every other state of the United States and the District of Columbia, and in any territory, district, and possession of the United States and in any foreign country, and the Corporation may qualify to do business in any of such locations and appoint an agent for service of process therein. The Corporation may hold purchase, mortgage, lease and covey real and personal property in any of such locations. Part or all of the business of the Corporation may be carried on beyond the limits of the State of Delaware, and the Corporation may have one or more offices out of the State of Delaware.

Section 8: <u>Vote of the Shareholders</u>. To the fullest extent now or hereafter permitted by the Delaware CGL code 102, the vote of a majority of the issued and outstanding shares of the Corporation entitled to vote on such matter shall be sufficient to approve any matter to come before the shareholders of the Corporation, including, but not limited to, the right from time to time to amend, alter or repeal or add any provisions to, the Corporation's Articles of Incorporation.

Section 9: <u>Quorum For Voting</u>: A quorum of Shareholders for any matter to come before any meeting of Shareholders of the Corporation shall consist of not less than one-third of the issued and outstanding shares entitled to vote on the matter.

Section 10: <u>Restrictions on Stock</u>. The Directors shall have the right, from time to time, to impose restrictions or to enter into agreements on behalf of the Corporation imposing restrictions on the transfer of all or a portion of the Corporation's shares, provided that no restrictions shall be imposed on the transfer of shares outstanding at the time the restrictions are adopted unless the holder of such shares consents to the restrictions.

Section 11: <u>Indemnification of Directors</u>. A director of the Corporation shall not be personally liable to the Corporation or to its shareholders for damages for breach of fiduciary duty as a director of the Corporation or to its shareholders for damages otherwise existing for (i) any breach of the director's duty of loyalty to the Corporation or to its shareholders; (ii) acts or omission not in good faith or which involve intentional misconduct or a knowing violation of the law; (Iii) any transaction from which the director directly or indirectly derived any improper personal benefit. If the Delaware General Corporate Law is hereafter amended to eliminate or limit further liability of a director, then, in addition to the elimination and limitation of liability provided by the foregoing, the liability of each director shall be eliminated or limited to the fullest extent permitted under the provisions of the Delaware Corporation Law as so amended. Any repeal or modification of the indemnification provided in these Articles shall not adversely affect any right or protection of a director of the Corporation under these Articles, as in effect immediately prior to such repeal or modification, with respect to any liability that would have accrued, but for this limitation of liability, prior to such repeal or modification.

Section 12: <u>Indemnification</u>. The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including, but not limited to attorney's fees) incurred by reason of the fact that he is or was a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity of an employee benefit plan. The Corporation shall also indemnify any person who is serving or has served the Corporation as a director, officer, employee, fiduciary, or agent and that person's estate and personal representative to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

ARTICLE VI

Registered Office and Agent, Initial Directors and Officers

The address of the initial registered office of the Corporation is, The Corporation Trust Company, 1209 Orange St., Wilmington, DE, 19801. The initial Board of Directors shall be Paul Enright. The initial officers shall be Paul Enright, President, Secretary and Vice President. Books of accounts, records, documents, and other papers may be kept at the registered office of the Corporation or at such other place as may be determined by the Board of Directors.

ARTICLE VII

Initial Principal Office

The address of the initial principal office of the Corporation is PO Box 533 Morrision, CO 80456. The Principal Office of the Corporation may be relocated to such other place or places from time to time as may be determined by the Board of Directors.

ARTICLE VIII

Data Respecting Incorporator

The name and address of the Incorporator of this Corporation is as follows: Paul Enright, PO Box 533 Morrision, CO 80456.

ARTICLE IX

Effective Date

These amended Articles shall begin on June 20, 2006.

ARTICLE X

Name and Address Information

The name and mailing address of the individual who caused this document to be delivered for filing, and to whom the Secretary of State may deliver notice if filing of this document is refused is: Paul Enright, PO Box 533 Morrision, CO 80456.

Document processing fee
If document is filed on paper $150.00
If document is filed electronically Currently Not Available
Fees & forms/cover sheets are subject to change.
To file electronically, access instructions for this form/cover sheet and other information or print copies of filed documents, visit www.sos.state.co.us and select Business Center.
Paper documents must be typewritten or machine printed.

20071293973 C
$ 300.00
SECRETARY OF STATE
06-25-2007 08:11:26

ABOVE SPACE FOR OFFICE USE ONLY

Combined Statement of Conversion and Articles of Incorporation for a Profit Corporation

filed pursuant to § 7-90-201, 7-102-101 and § 7-102-102 of the Colorado Revised Statutes (C.R.S.)

Statement of Conversion

1. For the converting entity, its entity name or true name, ID number (if applicable), form of entity, the jurisdiction under the law of which it is formed, and the principal office address of its principal office are

Entity name or true name of the converting entity	Ponderosa Lumber, Inc.
ID number (if applicable)	(Colorado Secretary of State ID number)
Form of the entity	Corporation
Jurisdiction where formed	Delaware
Principal office street address	P.O. Box 5333 (Street number and name)
	Morrison (City) CO (State) 80456 (Postal/Zip Code)
	(Province – if applicable) (Country – if not US)
Principal office mailing address (leave blank if same as above)	535 16th Street (Street number and name or Post Office Box information)
	Suite 810
	Denver (City) Co (State) 80202 (Postal/Zip Code)
	(Province – if applicable) (Country – if not US)

2. The converting entity has been converted into the resulting entity identified below.

3. For the resulting entity, its entity name, form of entity, the jurisdiction under the law of which it is formed, and the principal office address of its principal office are

Entity name of the resulting entity	Timeshare Rescue, Inc.

(The name of a corporation must contain the term or abbreviation "corporation", "incorporated", "company", "limited", "corp.", inc.", "co." or "ltd.". §7-90-601, C.R.S. If the corporation is a professional or special purpose corporation, other law may apply.)

(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

Form of the entity	domestic profit corporation

Jurisdiction where formed	Colorado

Principal office street address

535 16th Street
(Street number and name)

Suite 820

Denver		Co	80202
(City)		*(State)*	*(Postal/Zip Code)*

(Province – if applicable)	*(Country – if not US)*

Principal office mailing address
(leave blank if same as above)

535 16th Street
(Street number and name or Post Office Box information)

Suite 820

Denver		Co	80202
(City)		*(State)*	*(Postal/Zip Code)*

(Province – if applicable)	*(Country – if not US)*

(If the following statement applies, adopt the statement by marking the box.)

☐ The mailing address in the records of the Secretary of State is no longer different than the street address and is no longer required.

Articles of Incorporation for a Profit Corporation

1. The entity name is Timeshare Rescue, Inc.

(The name of a corporation must contain the term or abbreviation "corporation", "incorporated", "company", "limited", "corp.", inc.", "co." or "ltd.". §7-90-601, C.R.S. If the corporation is a professional or special purpose corporation, other law may apply.)

(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

2. The principal office address of the initial principal office is

Street address

535 16th Street
(Street number and name)

Suite 820

Denver		Co	80202
(City)		*(State)*	*(Postal/Zip Code)*

(Province – if applicable)	*(Country – if not US)*

Mailing address
(**leave blank** if same as street address)

535 16th Street

(Street number and name or Post Office Box information)

Suite 820

Denver

(City)

Co

(State)

80202

(Postal/Zip Code)

(Province – if applicable)   *(Country – if not US)*

3. The registered agent name and registered agent address of the initial registered agent are

Name
(if an individual)

Chavez

(Last)

Khris

(First)

(Middle)   *(Suffix)*

OR

(if an entity)
(Caution: Do not provide both an individual and an entity name.)

The person appointed as registered agent above has consented to being so appointed.

Street address

535 16th Street

(Street number and name)

Suite 820

Denver

(City)

CO

(State)

80202

(Postal/Zip Code)

Mailing address
(**leave blank** if same as street address)

(Street number and name or Post Office Box information)

CO

(City)   *(State)*   *(Postal/Zip Code)*

4. The true name and mailing address of the incorporator are

Name
(if an individual)

Chavez

(Last)

Khris

(First)

(Middle)   *(Suffix)*

OR

(if an entity)
(Caution: Do not provide both an individual and an entity name.)

Mailing address

535 16th Street

(Street number and name or Post Office Box information)

Suite 820

Denver

(City)

Co

(State)

80202

(Postal/Zip Code)

(Province – if applicable)   *(Country – if not US)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the name and address of one or more additional incorporators.

5. The classes of shares and number of shares of each class that the corporation is authorized to issue are as follows.

(If the following statement applies, adopt the statement by marking the box and enter the number of shares.)

☑ The corporation is authorized to issue   500 million   common shares that shall have unlimited voting rights and are entitled to receive the net assets of the corporation upon dissolution.

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ Additional information as required by section 7-106-101 is included in an attachment.

(Caution: At least one box must be marked. Both boxes may be marked, if applicable.)

6. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*

☐ This document contains additional information as provided by law.

7. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

The delayed effective date and, if applicable, time of this document is/are _____ .

                 (mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.

8. The true name and mailing address of the individual causing the document to be delivered for filing are

Madsen	Shawna		
(Last)	*(First)*	*(Middle)*	*(Suffix)*
535 16th Street			
(Street number and name or Post Office Box information)			
Suite 820			
Denver	CO	80202	
(City)	*(State)*	*(Postal/Zip Code)*	
(Province – if applicable)	*(Country – if not US)*		

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

OFFICE OF THE SECRETARY OF STATE
OF THE STATE OF COLORADO

CERTIFICATE

I, Mike Coffman, as the Secretary of State of the State of Colorado, hereby certify that, according to the records of this office,

National Automation Services, Inc.

is a

Corporation

formed or registered on 06/25/2007 under the law of Colorado, has complied with all applicable requirements of this office, and is in good standing with this office. This entity has been assigned entity identification number 20071293973 .

This certificate reflects facts established or disclosed by documents delivered to this office on paper through 10/09/2007 that have been posted, and by documents delivered to this office electronically through 10/11/2007 @ 13:58:16 .

I have affixed hereto the Great Seal of the State of Colorado and duly generated, executed, authenticated, issued, delivered and communicated this official certificate at Denver, Colorado on 10/11/2007 @ 13:58:16 pursuant to and in accordance with applicable law. This certificate is assigned Confirmation Number 6907756 .



STATE OF COLORADO
NIL SINE NUMINE
1876

Secretary of State of the State of Colorado

*************************************End of Certificate*************************************

Notice: A certificate issued electronically from the Colorado Secretary of State's Web site is fully and immediately valid and effective. However, as an option, the issuance and validity of a certificate obtained electronically may be established by visiting the Certificate Confirmation Page of the Secretary of State's Web site, http://www.sos.state.co.us/biz/CertificateSearchCriteria.do entering the certificate's confirmation number displayed on the certificate, and following the instructions displayed. Confirming the issuance of a certificate is merely optional and is not necessary to the valid and effective issuance of a certificate. For more information, visit our Web site, http://www.sos.state.co.us/ click Business Center and select "Frequently Asked Questions."

CERT_GS_D Revised 01/02/2007

Document processing fee
If document is filed on paper $150.00
If document is filed electronically Currently Not Available
Fees & forms/cover sheets are subject to change.
To file electronically, access instructions for this form/cover sheet and other information or print copies of filed documents, visit www.sos.state.co.us and select Business Center.
Paper documents must be typewritten or machine printed.

20071293973 C
$ 300.00
SECRETARY OF STATE
06-25-2007 08:11:26

ABOVE SPACE FOR OFFICE USE ONLY

Combined Statement of Conversion and Articles of Incorporation for a Profit Corporation

filed pursuant to § 7-90-201, 7-102-101 and § 7-102-102 of the Colorado Revised Statutes (C.R.S.)

Statement of Conversion

1. For the converting entity, its entity name or true name, ID number (if applicable), form of entity, the jurisdiction under the law of which it is formed, and the principal office address of its principal office are

Entity name or true name of the converting entity	Ponderosa Lumber, Inc.
ID number (if applicable)	(Colorado Secretary of State ID number)
Form of the entity	Corporation
Jurisdiction where formed	Delaware
Principal office street address	P:O: Box 5333 (Street number and name) Morrison (City) CO (State) 80456 (Postal/Zip Code) (Province – if applicable) (Country – if not US)
Principal office mailing address (leave blank if same as above)	535 16th Street (Street number and name or Post Office Box information) Suite 810 Denver (City) Co (State) 80202 (Postal/Zip Code) (Province – if applicable) (Country – if not US)

2. The converting entity has been converted into the resulting entity identified below.

3. For the resulting entity, its entity name, form of entity, the jurisdiction under the law of which it is formed, and the principal office address of its principal office are

| Entity name of the resulting entity | Timeshare Rescue, Inc. |

(The name of a corporation must contain the term or abbreviation "corporation", "incorporated", "company", "limited", "corp.", inc.", "co." or "ltd.". §7-90-601, C.R.S. If the corporation is a professional or special purpose corporation, other law may apply.)

(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

| Form of the entity | domestic profit corporation |
| Jurisdiction where formed | Colorado |

| Principal office street address | 535 16th Street |

(Street number and name)

Suite 820

| Denver | Co | 80202 |
| *(City)* | *(State)* | *(Postal/Zip Code)* |

| *(Province – if applicable)* | *(Country – if not US)* |

| Principal office mailing address (leave blank if same as above) | 535 16th Street |

(Street number and name or Post Office Box information)

Suite 820

| Denver | Co | 80202 |
| *(City)* | *(State)* | *(Postal/Zip Code)* |

| *(Province – if applicable)* | *(Country – if not US)* |

(If the following statement applies, adopt the statement by marking the box.)

☐ The mailing address in the records of the Secretary of State is no longer different than the street address and is no longer required.

Articles of Incorporation for a Profit Corporation

| 1. The entity name is | Timeshare Rescue, Inc. |

(The name of a corporation must contain the term or abbreviation "corporation", "incorporated", "company", "limited", "corp.", inc.", "co." or "ltd.". §7-90-601, C.R.S. If the corporation is a professional or special purpose corporation, other law may apply.)

(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

2. The principal office address of the initial principal office is

| Street address | 535 16th Street |

(Street number and name)

Suite 820

| Denver | Co | 80202 |
| *(City)* | *(State)* | *(Postal/Zip Code)* |

| *(Province – if applicable)* | *(Country – if not US)* |

Mailing address **(leave blank** if same as street address)	535 16th Street			[+]
	(Street number and name or Post Office Box information)			
	Suite 820			[+]
	Denver	[+] Co[+]	80202	[+]
	(City)	*(State)*	*(Postal/Zip Code)*	
	(Province – if applicable)	*(Country – if not US)*		

.3. The registered agent name and registered agent address of the initial registered agent are

Name
(if an individual)

| Chavez | Khris | [+] | | |
| *(Last)* | *(First)* | *(Middle)* | *(Suffix)* |

OR

(if an entity)   _____
(Caution: Do not provide both an individual and an entity name.)

The person appointed as registered agent above has consented to being so appointed.

Street address	535 16th Street			[+]
	(Street number and name)			
	Suite 820			[+]
	Denver	[+] CO	80202	[+]
	(City)	*(State)*	*(Postal/Zip Code)*	

Mailing address **(leave blank** if same as street address)				
	(Street number and name or Post Office Box information)			
		CO		
	(City)	*(State)*	*(Postal/Zip Code)*	

4. The true name and mailing address of the incorporator are

Name
(if an individual)

| Chavez | Khris | | | |
| *(Last)* | *(First)* | *(Middle)* | *(Suffix)* |

OR

(if an entity)   _____
(Caution: Do not provide both an individual and an entity name.)

Mailing address	535 16th Street			[+]
	(Street number and name or Post Office Box information)			
	Suite 820			
	Denver	Co	80202	
	(City)	*(State)*	*(Postal/Zip Code)*	
	(Province – if applicable)	*(Country – if not US)*		

(If the following statement applies, adopt the statement by marking the box and include an attachment.)
[ ] This document contains the name and address of one or more additional incorporators.

5. The classes of shares and number of shares of each class that the corporation is authorized to issue are as follows.

(If the following statement applies, adopt the statement by marking the box and enter the number of shares.)

[✓] The corporation is authorized to issue ___500 million___ common shares that shall have unlimited voting rights and are entitled to receive the net assets of the corporation upon dissolution.

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

[ ] Additional information as required by section 7-106-101 is included in an attachment.

(Caution: At least one box must be marked. Both boxes may be marked, if applicable.)

6. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*

[ ] This document contains additional information as provided by law.

7. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

The delayed effective date and, if applicable, time of this document is/are _____.

(mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.

8. The true name and mailing address of the individual causing the document to be delivered for filing are

Madsen	Shawna		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

535 16th Street
Suite 820

(Street number and name or Post Office Box information)

Denver	CO	80202
(City)	*(State)*	*(Postal/Zip Code)*

| *(Province – if applicable)* | *(Country – if not US)* |

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

[ ] This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).



Document processing fee
If document is filed on paper $125.00
If document is filed electronically **$ 25.00**
Fees & forms/cover sheets are subject to change.
To file electronically, access instructions for this form/cover sheet and other information or print copies of filed documents, visit www.sos.state.co.us and select Business Center.
Paper documents must be typewritten or machine printed.

E-Filed

Colorado Secretary of State
Date and Time: 07/13/2007 12:05 PM
Id Number: 20071293973
Document number: 20071323064

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20071293973

1. Entity name: Timeshare Rescue, Inc.
(If changing the name of the corporation, indicate name BEFORE the name change)

2. New Entity name: (if applicable) Ponderosa Lumber, Inc

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ______________ *(mm/dd/yyyy)*

OR

If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date: ______________ *(mm/dd/yyyy)*

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the
   individual(s) causing the document
   to be delivered for filing:

Stevens   Robert
_____
(Last)   (First)   (Middle)   (Suffix)

535 16th Street
_____
          (Street name and number or Post Office information)
suite 820

Denver   CO   80202
_____
(City)   (State)   (Postal/Zip Code)
                                    United States
_____
(Province – if applicable)   (Country – if not US)

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.



Document processing fee If document is filed on paper If document is filed electronically Fees & forms/cover sheets are subject to change. To file electronically, access instructions for this form/cover sheet and other information or print copies of filed documents, visit www.sos.state.co.us and select Business Center. Paper documents must be typewritten or machine printed.	E-Filed $125.00 **$ 25.00**	Colorado Secretary of State Date and Time: 07/13/2007 12:05 PM Id Number: 20071293973 Document number: 20071323064 ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20071293973

1. Entity name: Timeshare Rescue, Inc.
   (If changing the name of the corporation, indicate name BEFORE the name change)

2. New Entity name: (if applicable) Ponderosa Lumber, Inc

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
   - ☐ "bank" or "trust" or any derivative thereof
   - ☐ "credit union" ☐ "savings and loan"
   - ☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ______________
   (mm/dd/yyyy)

   OR

   If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date: ______________
   (mm/dd/yyyy)

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Stevens	Robert		
(Last)	(First)	(Middle)	(Suffix)

535 16th Street
(Street name and number or Post Office information)
suite 820

Denver	CO	80202
(City)	(State)	(Postal/Zip Code)

United States

(Province – if applicable)	(Country – if not US)

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

Document processing fee
  If document is filed on paper $125.00
  If document is filed electronically   **$ 25.00**
Fees & forms/cover sheets
  are subject to change.
To file electronically, access instructions
  for this form/cover sheet and other
  information or print copies of filed
  documents, visit www.sos.state.co.us
  and select Business Center.
Paper documents must be typewritten or machine printed.



Colorado Secretary of State
Date and Time: 10/02/2007 10:31 AM
Id Number: 20071293973

Document number: 20071453388

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment
filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: **20071293973**

1. Entity name: **Ponderosa Lumber, Inc**
                              (If changing the name of the corporation, indicate name BEFORE the name change)

2. New Entity name: **National Automation Services, Inc.**
   (if applicable)

3. Use of Restricted Words *(if any of these*
   terms are contained in an entity name, true   ☐ "bank" or "trust" or any derivative thereof
   name of an entity, trade name or trademark   ☐ "credit union"   ☐ "savings and loan"
   stated in this document, mark the applicable   ☐ "insurance", "casualty", "mutual", or "surety"
   box):

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment
   states the provisions for implementing the amendment.

6. If the corporation's period of duration
   as amended is less than perpetual, state
   the date on which the period of duration
   expires: _____
                                        (mm/dd/yyyy)

      OR

   If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date: _____
                                          (mm/dd/yyyy)

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or
acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the
individual's act and deed, or that the individual in good faith believes the document is the act and deed of the
person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity
with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic
statutes, and that the individual in good faith believes the facts stated in the document are true and the
document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the
   individual(s) causing the document
   to be delivered for filing:

Stevens	Robert		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

535 16th Street
(Street name and number or Post Office information)

Suite 820

Denver	CO	80202
(City)	*(State)*	*(Postal/Zip Code)*

United States

(Province – if applicable)	*(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ *and include an attachment stating the name and address of such individuals.)*

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.



Document processing fee
  If document is filed on paper $125.00
  If document is filed electronically   **$ 25.00**
Fees & forms/cover sheets
  are subject to change.
To file electronically, access instructions
  for this form/cover sheet and other
  information or print copies of filed
  documents, visit www.sos.state.co.us
  and select Business Center.
Paper documents must be typewritten or machine printed.

Colorado Secretary of State
Date and Time: 09/11/2008 04:11 PM
ID Number: 20071293973

Document number: 20081488677
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Dissolution
filed pursuant to §7-90-301, et seq. and §7-114-103 of the Colorado Revised Statutes (C.R.S)

ID number: 20071293973

1. Entity name: National Automation Services, Inc.

2. Principal office mailing address: 2053 Pabco Raod
                               (Street name and number or Post Office Box information)

                        Henderson   NV   89011
                           (City)   *(State)*   *(Postal/Zip Code)*
                                          United States
                       (Province -- if applicable)   *(Country -- if not US)*

3. The corporation is dissolved.

4. *(Optional)* Delayed effective date: 09/11/2008 03:00 PM
                                        (mm/dd/yyyy)

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

5. Name(s) and address(es) of the
  individual(s) causing the document
  to be delivered for filing: Woods   Jonathan   D
                                 (Last)   *(First)*   *(Middle)*   *(Suffix)*
                          2053 Pabco Road
                                 (Street name and number or Post Office Box information)

                        Henderson   NV   89011
                           (City)   *(State)*   *(Postal/Zip Code)*
                                          United States
                       (Province -- if applicable)   *(Country -- if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.



ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20070880166-98
Ross Miller Secretary of State State of Nevada	Filing Date and Time 12/28/2007 8:57 AM Entity Number E0882072007-4

Articles of Incorporation

(PURSUANT TO NRS 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	National Automation Services, Inc.
2. **Resident Agent Name and Street Address:** (must be a Nevada address where process may be served)	Robert Chance Name 2053 Pabco Road — Henderson, NV 89011 — Nevada (MANDATORY) Physical Street Address — City — Zip Code (OPTIONAL) Mailing Address — City — State — Zip Code
3. **Shares:** (number of shares corporation is authorized to issue)	Number of shares with par value: 40,175,082 — Par value per share: $.001 — Number of shares without par value: None
4. **Names & Addresses of the Board of Directors/Trustees:** (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than 3 directors/trustees)	1. Robert Chance Name 384 Desert Cove — Henderson — NV — 89012 Street Address — City — State — Zip Code 2. Jody R. Hanley Name 2559 Daywood Street — North Las Vegas — NV — 89031 Street Address — City — State — Zip Code 3. Manuel Ruiz Name 31 Tidwel — Henderson — NV — 89074 Street Address — City — State — Zip Code
5. **Purpose:** (optional - see instructions)	The purpose of this Corporation shall be: n/a
6. **Name, Address and Signature of Incorporator:** (attach additional page if more than 1 incorporator)	Robert Chance — X [signature] Name — Signature 2053 Pabco Road — Henderson — NV — 89011 Address — City — State — Zip Code
7. **Certificate of Acceptance of Appointment of Resident Agent:**	I hereby accept appointment as Resident Agent for the above named corporation. X [signature] — 12/26/07 Authorized Signature of R. A. or On Behalf of R. A. Company — Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State Form 78 Articles 2007
Revised on: 01/01/07



ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation

(PURSUANT TO NRS 78)

1. **Name of Corporation:**	National Automation Services, Inc.

2. Resident Agent Name and Street Address: *(must be a Nevada address where process may be served)*

Robert Chance
Name

2053 Pabco Road
(MANDATORY) Physical Street Address   Henderson, NV 89011   City   Nevada 89011   Zip Code

(OPTIONAL) Mailing Address   City   State Zip Code

3. Shares: *(number of shares corporation is authorized to issue)*

Number of shares with par value: 40,175,082   Par value per share: $.001   Number of shares without par value: None

4. Names & Addresses of the Board of Directors/Trustees: *(each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than 3 directors/trustees).*

1. Robert O' Conner
Name
330 Primrose Road, Ste. 201
Street Address   Burlingame   City   CA 94010   State Zip Code

2. Fred Petit
Name
330 Eucalyptus
Street Address   Hillsborough   City   CA 94010   State Zip Code

3.
Name
Street Address   City   State Zip Code

5. Purpose: *(optional - see instructions).*

The purpose of this Corporation shall be:
n/a

6. Name, Address and Signature of Incorporator: *(attach additional page if more than 1 incorporator).*

Robert Chance
Name   X [signature]   Signature
2053 Pabco Road
Address   Henderson   City   NV 89011   State Zip Code

7. Certificate of Acceptance of Appointment of Resident Agent:

I hereby accept appointment as Resident Agent for the above named corporation.

X [signature]
Authorized Signature of R. A. or On Behalf of R. A. Company   12/26/07   Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State Form 78 Articles 2007
Revised on: 01/01/07



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 6708
Website: secretaryofstate.biz

Filed in the office of	Document Number
signature	20070880168-10
Ross Miller	Filing Date and Time
Secretary of State	12/28/2007 8:57 AM
State of Nevada	Entity Number
	E0882072007-4

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

(Pursuant to Nevada Revised Statutes Chapter 92A)
(excluding 92A.200(4b))

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200). If there are more than four merging entities, check box ☐ and attach an 81/2" x 11" blank sheet containing the required information for each additional entity.

National Automation Services, Inc.
Name of merging entity

Colorado	Corporation
Jurisdiction	Entity type *

National Automation Services, Inc.
Name of merging entity

Nevada	Corporation
Jurisdiction	Entity type *

Name of merging entity

Jurisdiction   Entity type *

Name of merging entity

Jurisdiction   Entity type *

and,

National Automation Services, Inc.
Name of surviving entity

Nevada	Corporation
Jurisdiction	Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM Merger Page 1 2007
Revised on 11/01/07



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

2) **Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.1 90):**

Attn: Robert Chance

c/o: Intuitive System Solutions, Inc.
2053 Pabco Road
Henderson, NV 89011

3) **(Choose one)**

☒ **The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).**

☐ **The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180)**

4) **Owner's approval (NRS 92A.200)(options a, b, or c must be used, as applicable, for each entity) (if there are more than four merging entities, check box ☐ and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity):**

(a) Owner's approval was not required from

National Automation Services, Inc.
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

National Automation Services, Inc.
Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM Merger Page 2 2007
Revised on 01/01/07



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

National Automation Services, Inc.
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

National Automation Services, Inc.
Name of surviving entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all
the trustees and beneficial owners of each business trust that is a constituent entity in the merger.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM Merger Page 4 2007
Revised on: 01/03/07



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 5

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

None

6) Location of Plan of Merger (check a or b):

☐ (a) The entire plan of merger is attached;

or,

☒ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date (optional):** 12/26/07

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

** A merger takes effect upon filing the articles of merger or upon a later date as specified in the articles, which must not be more than 90 days after the articles are filed (NRS 92A.240).

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM Merger Page 5 2007
Revised on: 01/01/07





ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

8) **Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited partnership; A manager of each Nevada limited-liability company with managers or all the members if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)***

(If there are more than four merging entities, check box ☐ and attach an 8 ½" x 11" blank sheet containing the required information for each additional entity.):

National Automation Services, Inc.
Name of merging entity

X _______________ President, CEO 12/26/07
Signature **Title** **Date**

Name of merging entity

X _______________
Signature **Title** **Date**

Name of merging entity

X _______________
Signature **Title** **Date**

Name of merging entity

X _______________
Signature **Title** **Date**

National Automation Services, Inc.
Name of surviving entity

X _______________ President, CEO 12/27/07
Signature **Title** **Date**

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

DEC-28-2007 09:15A FROM: 3996445 TO:17756845731 P.7/12

This is the Signature required for page 6 of the Articles of Merger. It is the exact page, the top was cut off.
Thank You-
Melissa Fisher

X _____
Signature   Title   Date

Name of merging entity

X _____
Signature   Title   Date

National Automation Services, Inc.
Name of surviving entity

X _____   President, CEO   12/27/07
Signature   Title   Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Correction

(PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Correction

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the **entity** for which correction is being made:

National Automation Services, Inc.

2. Description of the original document for which correction is being made:

Articles of Incorporation-20070880166-98

3. Filing date of the original document for which correction is being made: 12/28/07

4. Description of the inaccuracy or defect.

Number of shares with par value: 40,175,082

5. Correction of the inaccuracy or defect.

Number of shares with par value: 50,000,000

6. Signature:

X [signature]

Authorized Signature

CEO
Title *

4/28/08
Date

*If entity is a Corporation, it must be signed by an Officer if stock has been issued, OR an Incorporator or Director if stock has not been issued; a Limited -Liability Company, by a manager or managing members; a Limited Partnership or Limited-Liability Limited Partnership, by a General Partner; a Limited-Liability Partnership, by a Managing Partner; a Business Trust, by a Trustee.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number
[signature]	20080381010-63
	Filing Date and Time
Ross Miller	06/04/2008 9:00 AM
Secretary of State	Entity Number
State of Nevada	E0882072007-4

Certificate of Change Pursuant to NRS 78.209

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Change filed Pursuant to NRS 78.209
For Nevada Profit Corporations

1. Name of corporation:

National Automation Services, Inc

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares at the par value, if any, of each class or series, if any, of shares before the change:

50,000,000.001

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

100,000,000.001

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

0

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

0

7. Effective date of filing (optional): 6/4/08

(must not be later than 90 days after the certificate is filed)

8. Officer Signature: X

Signature

Chief Executive Officer

Title

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.209 2007
Revised 01/01/2007

National Automation Services

Resolution to Amend Articles of Incorporation

RESOLVED, that the stockholders of this Corporation have hereby consented and authorized the Board of Directors and officers of this Corporation to amend the Articles of Incorporation and to increase the authorized shares of capital stock.

RESOLVED, that the authorized capital stock of the Corporation be increased from the present amount of, to wit Fifty Thousand Dollars ($50,000) consisting of Fifty Million (50,000,000) shares of the par value of $.001 each, to One Hundred Thousand Dollars ($100,000) consisting of One Hundred Million shares of the par value of $.001 each.

IN WITNESS WHEREOF, I have executed my name as Secretary of the above-named Corporation and certify that the above is a correct and true copy of a resolution adopted at a meeting of the Board of Directors thereof, convened and held in accordance with the law and the by-laws of said Corporation on June 02, 2008.

Secretary



Manuel Ruiz



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

National Automation Services, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE THREE is hereby deleted in its entirety and the following ARTICLE THREE is substituted in lieu thereof:

"Number of shares with par value: 200,000,000. Par value per share: $0.001. Number of shares without par value: None.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 50. 12%

4. Effective date of filing: (optional)   December 8, 2008

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)



X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 7-1-08